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                                                                      EXHIBIT 40

                                                                  April 24, 1995

Dear Shareholder:

     I am very pleased to inform you that U.S. Shoe has entered into a merger agreement under which Luxottica Acquisition Corp., an indirect wholly owned subsidiary of Luxottica Group S.p.A, will purchase all outstanding Common Shares of U.S. Shoe at $28 per share in cash.

     The transaction will be completed through an amendment of Luxottica's outstanding tender offer, which will be followed by a second-step merger in which any shares not acquired in the tender offer will be exchanged for the same cash price paid in the tender offer. The tender offer is subject to certain conditions, including that a number of shares be tendered which, when added to the shares beneficially owned by Luxottica, will represent not less than two-thirds of the outstanding shares on a fully diluted basis and that the shareholders of U.S. Shoe authorize the purchase of the shares by Luxottica pursuant to the Ohio Control Share Acquisition Act. As part of our agreement with Luxottica, the tender offer is no longer subject to any financing condition.

     We believe that the increase in the offer from $24 to $28 per share, the elimination of the financing condition and the modification or elimination of certain other conditions provide substantial improvements over the original offer made by Luxottica. As a result, and as more fully described in the attached amendment to the Company's Schedule 14D-9, the revised Luxottica tender offer and the merger were approved by the unanimous vote of U.S. Shoe's Board of Directors on April 21, 1995. We urge you to consider carefully the enclosed
Schedule 14D-9, along with the enclosed supplement to Luxottica's Offer to Purchase and its supplement to the related Letter of Transmittal. These documents set forth the terms and conditions of Luxottica's tender offer and provide specifics as to how to tender your shares.

     We believe that the revised Luxottica tender offer and the merger agreement make good our Board's commitment to enhance value in the near term for our shareholders. We were successful in improving the performance of our optical and footwear operations in the past year, and we made progress in positioning our apparel business for a turnaround. The success of our efforts is evidenced by our earlier agreement to sell our Footwear Division to Nine West for $600 million in cash and warrants and in the Luxottica transaction, which recognizes and allows us to proceed with the Nine West transaction.

     I personally, along with the rest of the Board of Directors, thank you for the support you have shown us during this process. The Board of Directors believes that the revised Luxottica transaction is in the best interests of the Company and its shareholders and recommends that shareholders tender their Common Shares pursuant to the Luxottica tender offer.

                                          Sincerely,

                                          Bannus B. Hudson
                                          President and Chief Executive Offer